SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Information to be included in Statements filed

pursuant to Rule 13d-1(b), (c) AND (d)

Staffing 360 solutions, inc.

(Name of Issuer)

COMMON Stock, $0.00001 par value

(Title of Class of Securities)

852387208

(CUSIP Number)

January 1, 2017

(Date of event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

(Continued on following pages)

(Page 2 of 7 Pages)

1.	NAME OF REPORTING PERSON Hillair Capital Investments LP S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 90-0809696
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 819,693 (see Item 4)
	6.	SHARED VOTING POWER None.
	7.	SOLE DISPOSITIVE POWER 819,693 (see Item 4)
	8.	SHARED DISPOSITIVE POWER None.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 819,693 (see Item 4)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.41%
12.	TYPE OF REPORTING PERSON: OO

Item 1(a).	Name of Issuer.

Staffing 360 Solutions, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices.

641 Lexington Avenue, Suite 1526, New York, New York 10022

Item 2(a).	Names of Person Filing.

Hillair Capital Investments LP (“Hillair Investments”)

Item 2(b).	Address of Principal Business Office, or if none, Residence.

Hillair Capital Investments LP c/o Hillair Capital Management LLC 345 Lorton Avenue, Suite 303 Burlingame, CA 94010

Item 2(c).	Citizenship.

Delaware

Item 2(d).	Title of Class of Securities.

Common Stock, par value $0.00001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number.

852387208

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Hillair Investments beneficially owns 819,693 shares of Common Stock as of the date hereof. The 819,693 shares of Common Stock beneficially owned by Hillair Investments include only actual shares of Common Stock. Additionally, Hillair Investments holds convertible debentures previously purchased and originally convertible into 1,041,868 shares of Common Stock, in the aggregate. However, the aggregate number of shares of Common Stock into which such debentures are convertible, and which Hillair Investments has the right to acquire beneficial ownership, is limited to the number of shares of Common Stock that, together with all other shares of Common Stock beneficially owned by Hillair Investments, including the shares of Common Stock subject to this Schedule 13G, does not exceed 4.99% of the total outstanding shares of Common Stock. Accordingly, such debentures are not currently convertible into Common Stock unless and until the actual shares of Common Stock held by Hillair Investments is less than 4.99% of the total outstanding shares of Common Stock.

Hillair Capital Management LLC (“Hillair Mangement”) is the investment advisor to Hillair Investments. By virtue of such relationship, Hillair Mangement may be deemed to have dispositive power over the shares owned by Hillair Investments. Hillair Mangement disclaims beneficial ownership of such shares.

Accordingly, for the purpose of this Statement:

(a)	Amount beneficially owned by Hillair Investments: 819,693 shares of Common Stock of the Issuer.
(b)	Percent of Class: Hillair Investments beneficially holds 8.41% of the Issuer’s issued and outstanding Common Stock (based on 9,139,795 shares of Common Stock of the Issuer issued and outstanding, as stated by the Issuer in its Definitive Proxy Statement filed on December 21, 2016 and an additional 600,000 shares of Common Stock issued to Hillair Investments on January 1, 2017).
(c)	Number of shares as to which Hillair Investments has:
(i)	Sole power to direct the vote: 819,693 shares of Common Stock of the Issuer.
(ii)	Shared power to vote or to direct the vote: None.
(iii)	Sole power to dispose or direct the disposition of the Common Stock: 819,693 shares of Common Stock of the Issuer.
(iv)	Shared power to dispose or direct the disposition of the Common Stock: None.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 10, 2017
HILLAIR CAPITAL INVESTMENTS LP By: /s/Sean M. McAvoy Name: Sean M. McAvoy Title: Authorized Signatory